COLUMBIA CREDIT INCOME OPPORTUNITIES FUND

290 Congress Street

Boston, MA 02210

February 28, 2025

VIA EDGAR

Mr. Matthew Williams

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE: Columbia Credit Income Opportunities Fund	Registration Statement on Form N-2 File Nos. 333-283461 and 811-24028

Dear Mr. Williams:

This letter responds to comments received from the staff (Staff) of the Securities and Exchange Commission on December 26, 2024 for the filing filed by and on behalf of Columbia Credit Income Opportunities Fund (the Registrant or the Fund). Comments and responses are outlined below.

Comment 1:	We note that the registration statement is missing information and exhibits (e.g., seed financial statements of the Fund, investment advisory agreements) and contains bracketed disclosures (e.g., fee table and expense example). We may have comments on such portions when you complete them in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment. Please plan accordingly.

Response:	Understood.

Comment 2:	Please tell us if you have presented any test-the-waters materials to potential investors in connection with this offering. If so, please contact us to discuss how to provide us with copies of such materials.

Response:	We have not presented any test-the-waters materials to potential investors in connection with this offering.

Comment 3:	Please address whether a party other than the Fund’s sponsor or one of its affiliates is providing the Fund’s initial (seed) capital. If yes, please supplementally identify the party providing the seed capital and describe its relationship with the Fund.

Response:	Initial (seed) capital for the Fund is anticipated to be provided by the Fund’s investment adviser, Columbia Management Investment Advisers, LLC.

Comment 4:	Please advise us if you have submitted or intend to submit any exemptive applications or no-action requests in connection with the registration statement. We note that the Fund intends to issue two separate classes of shares: Class A and Class Institutional (Class Inst) Shares and intends to file an application for multi-class exemptive relief. All references to an intention to rely on exemptive relief should be accompanied with further disclosure explaining that the Commission has not granted such relief and there is no assurance that such relief will be granted.

Response:	The Fund has filed an application for multi-class exemptive relief on December 31, 2024 and an amended application on February 12, 2025 and an application for co-investment exemptive relief on January 7, 2025. We do not anticipate submitting other exemptive applications or no-action requests at this time in connection with the registration statement.

All references within the registration statement to an intention to rely on exemptive relief have been revised with further disclosure explaining that the Commission has not granted such relief and there is no assurance that such relief will be granted.

COVER PAGE

Comment 5:	The cover page includes disclosure that the Fund is an interval fund and will make periodic repurchase offers for its securities, subject to certain conditions. Please also disclose on the cover page the anticipated timing of the Fund’s initial repurchase offer.

Response:	The cover page has been revised as requested.

Comment 6:	The cover page is over four pages long and includes detailed principal investment strategy disclosure. Consider providing a more concise summary of this disclosure on the cover page, and providing cross-references to where investors can find more detailed information in the prospectus.

Response:	The cover page disclosure was revised to provide a more concise summary.

Comment 7:	Disclosure indicates that a substantial portion of the Fund’s assets may be invested in securities rated below investment grade. Please briefly note here the types of investments in which those assets are generally held (e.g., CLOs, Alternative Lending ABS, and other securitized instruments), and disclose that such investments may be difficult to value and may be illiquid. Please also include a cross-reference to sections in the registration statement discussing applicable risks. Finally, please place this text in bold-faced type. See Item 1.1.j.

Response:	The requested revisions have been made.

Comment 8:	The fifth sentence of footnote 1 states: “The minimum initial investment for Class A and Class Inst Shares is $[___] and $[__] per account, respectively, except that the minimum investment may be modified for certain investors.” Please explain these modifications or include an applicable cross-reference.

Response:	This disclosure has been revised to delete “, respectively, except that the minimum investment may be modified for certain investors.”

Comment 9:	Please review Item 2.3 and, if applicable, include the disclosure required by Rule 481(e) under the Securities Act of 1933 (“Securities Act”) regarding prospectus delivery obligations.

Response:	The Fund prospectus back cover has been revised to include all disclosure required by Rule 481(e) under the Securities Act.

PROSPECTUS

Summary of the Fund (p. 3)

Fees and Expenses of the Fund

Comment 10:	Please supplementally confirm that an estimate of the interest and dividend expenses of short sales will be included in the fee table, if applicable. We note that short selling is included in the Fund’s principal investment strategies.

Response:	So confirmed.

Comment 11:	Disclosure in footnote (c) to the fee table states that the Fund reserves the right to amend its Dividend Investment Plan to include a service charge. Please disclose the maximum service charge the Fund may impose for participation in the Fund’s Dividend Investment Plan.

Response:	The Fund will not charge such a fee and has no plans to do so. As such, this disclosure has been removed.

Comment 12:	Disclosure in footnote (d) to the fee table states, in brackets, that the Fund’s management fee is [_]% of the Fund’s average daily Managed Assets (which means the net asset value of Fund’s outstanding Shares plus the liquidation preference of any issued and outstanding preferred stock of the Fund). Please confirm that the Fund’s management fee disclosed in the table is disclosed as a percentage of net assets. If based on some other measure, please convert to net assets and include an explanation in the footnote.

Response:	Confirmed, and the Fund has determined to base its fee on “net” assets rather than “Managed” Assets.

Comment 13:	Disclosure in this section states that the Fund reserves the right to reject a purchase order for any reason. Similarly, disclosure on pages 39 and 99 states, “The Fund and the Distributor will have the sole right to accept orders to purchase Shares and reserve the right to reject any order in whole or in part.” Please reconcile with disclosure on page 102 stating: “The Fund and the Distributor each reserves the right . . . to reject any purchase order, in whole or in part, when, in the judgement of management, such . . . rejection is in the best interests of the Fund.”

Response:	Thank you for bringing the apparent inconsistency in disclosure to the Fund’s attention. The disclosures have been reconciled.

Prospectus Summary

Comment 14:	We note that the Fund will calculate the NAV of its Shares on a daily basis in accordance with Rule 23c-3(b)(7)(iii) under the Investment Company Act of 1940 (the “1940 Act”), as shares of the Fund will be continuously offered under the Securities Act. If the Fund intends to publicly report the daily NAV per Share on its website and/or will provide a toll-free number for information on the daily NAV, so state. Please also include a cross reference to “Determination of Net Asset Value.”

Response:	The requested revisions have been made.

Principal Investment Strategies

Comment 15:	We note that there are several types of principal investment strategies that do not appear to have corresponding principal risk disclosure (e.g., reperforming loans, mortgage pass-through securities, delayed funding loans and revolving credit facilities). Please review the Fund’s principal risk disclosure and consider whether any risks associated with the Fund’s principal investments are adequately disclosed.

Response:	The Fund’s Principal Risks have been reviewed in the above regard and disclosure enhancements have been made.

Comment 16:	Disclosure indicates that the Fund may originate or acquire loans, including, without limitation, residential and/or commercial real estate or mortgage-related loans, consumer and corporate asset loans or other types of loans. Please also disclose the following with respect to loans originated by the Fund:

a. Any limits on loan origination by the Fund (e.g., the amount of loans originated as a percentage of net assets);
b. A description of the overall loan selection process;
c. A description of the Fund’s underwriting standards for these loans; and
d. Whether the Fund will be involved in servicing the loans and, if so, a description of its servicing obligations.

Please also confirm supplementally whether the Alternative Lending ABS in which the Fund intends to invest are sourced by, or sold through, online marketplace lending platforms. We may have further questions.

Response:	The Fund does not currently intend to originate loans. As such, Fund prospectus and SAI disclosure with respect to the Fund originating loans has been removed.

The Alternative Lending ABS in which the Fund intends to invest are not sourced by, or sold through, online marketplace lending platforms. The disclosure in this regard has been revised accordingly.

Comment 17:	Disclosure in this section states: “To the extent consistent with the liquidity requirements applicable to interval funds under Rule 23c-3 under the Investment Company Act of 1940, as amended (the 1940 Act), the Fund may invest without limit in illiquid securities.” Please supplementally confirm that the Fund has adopted written procedures “reasonably designed” to ensure that the Fund’s assets are sufficiently liquid to allow it to comply with: (i) its fundamental policy on repurchases and (ii) the rule’s liquidity requirements. See Rule 23c-3(d).

Response:	So confirmed.

Comment 18:	Disclosure notes that the Fund may invest in convertible debt and equity securities, including synthetic convertible securities. If the Fund invests or expects to invest in contingent convertible securities (“CoCos”), please consider what, if any, disclosure is appropriate regarding the risks of CoCos. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos and the characteristics of the CoCos (e.g., the credit quality and conversion triggers). If CoCos are, or will be, a principal type of investment, the Fund should provide a description of them and should provide appropriate risk disclosure.

Response:	The Fund does not intend to invest principally in synthetic convertible securities or CoCo’s and, as such, these investments have been removed from the Fund’s Principal Investment Strategies and Principal Risks.

Comment 19:	Please consider combining the Fund’s “Pay-in-kind Securities” disclosure with the “Zero Coupon, Deferred Interest, Pay-In-Kind, and Capital Appreciation Bonds” disclosure later in this subsection.

Response:	The disclosure has been revised as suggested.

Comment 20:	Disclosure in this section states that the Fund may make investments in Alternative Lending ABS directly through one or more wholly-owned subsidiaries (“Subsidiaries”). With respect to each Subsidiary, please address the following comments in an appropriate location in the registration statement:

a. Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary;

Response: The requested disclosure has been added.

b. Disclose that the Fund complies with the provisions of 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary’s debt as its own for purposes of Section 18;

Response: The requested disclosure has been added.

c.  Disclose that any investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement;

Response: The requested disclosure has been added.

If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined;

Response: Noted.

d. Disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any;

Response: The requested disclosure has been added.

e.  Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a Subsidiary should reflect aggregate operations of the Fund and the Subsidiary;

Response: The Fund’s principal investment strategies and principal risk disclosures reflect aggregate operations of the Fund and the Subsidiary.

f.  Supplementally confirm that any Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table;

Response: So confirmed.

g. Supplementally explain whether the financial statements of the Subsidiaries will be consolidated with those of the Fund. If not, please explain why not.

Response: The financial statements of the Subsidiaries will be consolidated with those of the Fund.

h. Supplementally confirm that each Subsidiary, and any board of directors it has, will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with section 31 of the 1940 Act and the rules thereunder;

Response: So confirmed.

and

i.  Please disclose that the Fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund. In this context, “primary control” means (1) the Fund controls the unregistered entity within the meaning of Section 2(a)(9) of the 1940 Act, and (2) the Fund’s control of the unregistered entity is greater than that of any other person.

Response: The requested disclosure has been added.

Response:	Our responses are reflected above, immediately following each question/comment above.

Comment 21:	We note that the Fund may have principal investments in foreign securities, including in emerging markets. Please provide a basis to assess the expertise and experience of the Adviser with respect to foreign investments. See Guide 9. Please also clarify whether there is any limit or target to the amount of the Fund’s net assets that may be invested in foreign investments. Finally, please also consider whether the foreign securities risks enumerated in Guide 9 are concisely addressed in the prospectus. See also IM Accounting and Disclosure Information 2020-11, Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets.

Response:	After further consideration of the Fund’s investment strategy, the Fund does not anticipate investing principally in foreign securities. As such, the Fund’s Principal Investment Strategies and Principal Risks have been revised to remove references to foreign securities.

Comment 22:	Covenant-lite loans are identified as principal investments of the Fund. Please revise the principal investment strategy to clarify whether the Fund will invest in such loans directly or will invest in them indirectly through its investments in CLOs, or both.

Response:	The Fund intends to invest in such loans indirectly through its investments in CLOs. Prospectus disclosure has been revised accordingly.

Plan of Distribution (p. 39)

Comment 23:	Please disclose the date by which an investor must pay for Shares. See Item 5.6.

Response:	Disclosure has been added to address this comment.

More Information About the Fund (p. 41)

The Fund

Comment 24:	Please revise disclosure in this subsection to clarify that the Fund currently only offers Class A Shares, but plans to submit (or has submitted) an exemptive application to allow the Fund to offer two classes of Shares (Class A and Class Inst).

Response:	The disclosure has been revised accordingly.

Principal Investment Strategies

Comment 25:	Disclosure in this section states that: “Illiquidity risk will receive significant focus. Because the Fund is not required to redeem its Shares on a daily basis, the Fund may invest a significant portion of its portfolio in illiquid securities, which can often offer higher potential returns when compared to liquid securities of comparable credit risk.” Please include related principal strategy and risk disclosure in the Summary of the Fund section of the prospectus.

Response:	The requested disclosure has been added.

Comment 26:	Please note that Rule 35d-1 under the 1940 Act was recently amended to, among other things, prohibit a registered closed-end fund whose shares are not listed on a national securities exchange from changing its 80% investment policy without a shareholder vote. However, the amendments will permit such a fund to make changes to its 80% investment policies without a shareholder vote if the fund conducts a tender or repurchase offer in advance of the change, subject to certain conditions. See Rule 35d-1(f). Also, on page 7 of the SAI, the Fund states that it will value derivatives at market value or when the Investment Manager determines appropriate, at notional value for purposes of its 80% investment policy. Under the amended Rule 35d-1, the Fund must generally value its derivatives at their notional value. See Rule 35d-1(g). The Fund’s compliance date for the rule 35d-1 amendments is December 10, 2025.

Response:	The Fund acknowledges your note as to Rule 35d-1(f) and the Fund’s ability to change its 80% investment policy without a shareholder vote. This clarification has been made to the prospectus. The Fund also acknowledges the requirement to generally value derivatives at their notional value for purposes of Rule 35d-1. This clarification has been made to the SAI.

Management of the Fund

Comment 27:	Given the Fund’s investment strategy to invest across a wide array of public and private credit sectors, including originating loans, please provide a basis for any expertise of the Fund’s investment adviser with respect to originating loans.

Response:	As noted in Response to Comment 16, the Fund will not be originating loans and therefore disclosure as to the expertise of the Fund’s investment adviser in this regard will not be added.

Comment 28:	The Fund discloses on page 93 of the prospectus that it intends to rely on multi-manager exemptive relief. Please explain the Fund’s basis for relying on this relief with respect to a closed-end fund.

Response:	The language has been deleted.

Computation of Net Asset Value (p.120)

Comment 29:	Please also disclose in this section how the Fund will value Alternative Lending ABS in determining its NAV.

Response:	The requested disclosure has been added.

STATEMENT OF ADDITION INFORMATION

SAI Primer (p. 2)

Comment 30:	We note that the SAI includes a glossary for investors. Given the number of defined terms throughout the registration statement, consider also including a glossary in the prospectus.

Response:	After careful consideration of the suggestion to add a glossary to the Fund’s prospectus, we have determined not to do so.

Additional Investment Policies (p. 6)

Comment 31:	With respect to the Fund’s fundamental concentration policy, please revise the language to refer to “total assets” rather than “Managed Assets.”

Response:	The requested change has been made.

Comment 32:	Disclosure in this section states that, notwithstanding the Fund’s investment restriction regarding concentration, “. . . assets may be invested in the securities of one or more investment companies or subsidiaries to the extent permitted by the 1940 Act, the rules and regulations thereunder, and any applicable exemptive relief.” Please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policy. Please add disclosure to clarify that the Fund will consider the investments in underlying investment companies to the extent they are known or should be known when determining the Fund’s compliance with its concentration policy.

Response:	The requested disclosure has been added.

Information Regarding Risks (p. 51)

Comment 33:	Consider whether any risk factors should be updated. We note, for example, the discussion of Brexit in the Global Economic Risk disclosure. Similarly, consider whether recent events in the Middle East should be reflected in Market Risk disclosure.

Response:	The disclosure has been updated.

Investment Management and Other Services (p. 97)

Comment 34:	If the Fund plans to invest more than 10% of its assets in foreign securities, please disclose the custodial arrangements for foreign securities. See e.g., Guide 9.

Response:	The Fund does not plan to invest more than 10% of its assets in foreign securities and, therefore, the requested disclosure will not be added.

Other Information (p. 147)

Certain provisions of the Fund’s Declaration of Trust and Bylaws

Comment 35:	The disclosure describes provisions applicable to a multi-series trust. Since a closed-end fund generally cannot have a series trust structure, please remove this disclosure as it may be confusing to investors.

Response:	The disclosure has been removed.

Conduct of the Business

Comment 36:	Please reconcile the description of Article 9.3(iii) of the Trust’s Bylaws (Forum Selection) included in the SAI, which refers to claims arising under the federal securities laws, with the language in the Bylaws, which does not refer to claims arising under the federal securities laws. Please also disclose this provision in an appropriate location in the prospectus, rather than the SAI.

Response:	Article 9.3(iii) of the Trust’s Bylaws will be amended to refer to claims arising under the federal securities laws. Article 9.3 will be revised as follows (additions marked with underline):

9.3 Forum Selection. The state and federal courts sitting within the Commonwealth of Massachusetts shall be the sole and exclusive forums for any shareholder (including a beneficial owner of shares) to bring (i) any action or proceeding brought on behalf of the Trust, (ii) any action asserting a claim for breach of a fiduciary duty owed by any Trustee, officer or employee, if any, of the Trust to the Trust or the Trust’s shareholders, (iii) any action asserting a claim against the Trust, its Trustees, officers or employees, if any, arising pursuant to any provision of the U.S. federal securities laws, the Massachusetts Business Corporation Act, the Massachusetts Uniform Trust Code or the Trust’s Trust Instrument or bylaw; or (iv) any action asserting a claim against the Trust, its Trustees, officers or employees, if any, governed by the internal affairs doctrine. If any provision or provisions of this Section shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Section (including, without limitation, each portion of any sentence of this Section containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable), and the application of such provision to other persons or entities and circumstances, shall not in any way be affected or impaired thereby.

The Trust will add the “Forum Selection” disclosure included in the SAI to the “More Information About the Fund” section of the prospectus under the new sub-section “Certain Provisions of the Fund’s Declaration of Trust and Bylaws.”

Comment 37:	Please reconcile the time that Trustees will have to consider pre-suit derivative demands from shareholders according to Article III, Section 9 of the Declaration of Trust (45 days) with Article 9.4 of the Trust’s Bylaws (90 days).

Response:	The Trust confirms that the Trustees will consider pre-suit derivative demands within 45 days of their receipt by the Trust and that the Bylaws shall be revised accordingly.

Comment 38:	Please revise Article 9.4(a) of the Trust’s Bylaws (Derivative Claims) to state that the provision to submit a demand to the Trustees, which they may refuse in their sole discretion, does not apply to claims arising under the federal securities laws. We also note the provision is disclosed in the SAI. Please disclose this provision in the prospectus and disclose that it does not apply to claims arising under the federal securities laws.

Response:	The Trust will revise Article 9.4(a) of its Bylaws as follows (additions marked with underline):

a. Derivative Claims. No shareholder shall have the right to bring or maintain any court action or other proceeding asserting a derivative claim or any claim asserted on behalf of the Trust or involving any alleged harm to the Trust without first making demand on the Trustees requesting the Trustees to bring or maintain such action, proceeding or claim. Such demand shall not be excused under any circumstances, including claims of alleged interest on the part of the Trustees, unless the shareholder makes a specific showing that irreparable nonmonetary injury to the Trust would otherwise result. Such demand shall be mailed to the Secretary of the Trust at the Trust’s principal office and shall set forth with particularity the nature of the proposed court action, proceeding or claim and the essential facts relied upon by the shareholder to support the allegations made in the demand. The Trustees shall consider such demand within ~~90~~45 days of its receipt by the Trust. In their sole discretion, the Trustees may submit the matter to a vote of shareholders of the Trust or class of Shares, as appropriate. Any decision by the Trustees to bring, maintain or settle (or not to bring, maintain or settle) such court action, proceeding or claim, or to submit the matter to a vote of shareholders, shall be binding upon the shareholders. The foregoing provisions apply to derivative claims and shall not operate to limit rights of action provided to shareholders under the U.S. federal securities laws and brought by such shareholders.

In response to the Staff’s comment, the Trust will add the following disclosure to the “More Information About the Fund” section of the prospectus under the new sub-section “Certain Provisions of the Fund’s Declaration of Trust and Bylaws”:

Derivative and Direct Claims of Shareholders. A shareholder may bring a “derivative” action on behalf of the Trust only if certain demand requirements set out in the Trust’s Declaration of Trust are met, including (subject to certain exceptions) that the shareholder first make a demand on the Trustees to bring the action themselves. A shareholder may not bring a “direct” claim against the Trust, the Trustees or officers unless the shareholder has obtained authorization from the Trustees to bring the action. Such requirements do not apply to shareholder actions alleging violations of the U.S. federal securities laws. Please refer to the section of the SAI entitled “Conduct of the Business — Derivative and Direct Claims of Shareholders” for more information.

Comment 39:	Please revise Article 9.4(b) of the Trust’s Bylaws (Direct Claims), which limits the rights of shareholders to bring direct claims without the prior authorization of the Trustees, to state that the provision does not apply to either express or implied rights of action under the federal securities laws. We also note the provision is disclosed in the SAI. Please disclose this provision in the prospectus and disclose that it does not apply to claims arising under the federal securities laws.

Response:	The Trust will revise Article 9.4 of its Bylaws as follows (additions marked with underline; deletions marked with strikethrough):

9.4 Claims. As used herein, a “direct” shareholder claim shall refer to (i) a claim based upon alleged violations of a shareholder’s individual rights independent of any harm to the Trust, including a shareholder’s voting rights under Article V of the Declaration of Trust, rights to receive a dividend payment as may be declared from time to time, rights to inspect books and records, or other similar rights personal to the shareholder and independent of any harm to the Trust; and (ii) a claim for which an express or implied direct shareholder action is ~~expressly~~ provided under the U.S. federal securities laws. Any other claim asserted by a shareholder, including without limitation any claims purporting to be brought on behalf of the Trust or involving any alleged harm to the Trust, shall be considered a “derivative” claim as used herein.

b. Direct Claims. No shareholder shall have the right to bring or maintain a court action or other proceeding asserting a direct claim against the Trust, the Trustees or officers other than with respect to claims for which an express or implied direct shareholder action is provided under the U.S. federal securities laws~~predicated upon an express or implied right of action under the Declaration or U.S. federal securities laws (excepting direct shareholder actions expressly provided by U.S. federal securities laws)~~, unless the shareholder has obtained authorization from the Trustees to bring the action. The requirement of authorization shall not be excused under any circumstances, including claims of alleged interest on the part of the Trustees. A request for authorization shall be mailed to the Secretary of the Trust at the Trust’s principal office and shall set forth with particularity the nature of the proposed court action, proceeding or claim and the essential facts relied upon by the shareholder to support the allegations made in the request. The Trustees shall consider such request within 90 days of its receipt by the Trust. In their sole discretion, the Trustees may submit the matter to a vote of shareholders of the Trust or class of Shares, as appropriate. Any decision by the Trustees to settle or to authorize (or not to settle or to authorize) such court action, proceeding or claim, or to submit the matter to a vote of shareholders, shall be binding upon the shareholder seeking authorization.

As noted above, in response to the Staff’s comment, the Trust will add the following disclosure to the “More Information About the Fund” section of the prospectus under the new sub-section “Certain Provisions of the Fund’s Declaration of Trust and Bylaws”:

Derivative and Direct Claims of Shareholders. A shareholder may bring a “derivative” action on behalf of the Trust only if certain demand requirements set out in the Trust’s Declaration of Trust are met, including (subject to certain exceptions) that the shareholder first make a demand on the Trustees to bring the action themselves. A shareholder may not bring a “direct” claim against the Trust, the Trustees or officers unless the shareholder has obtained authorization from the Trustees to bring the action. Such requirements do not apply to shareholder actions alleging violations of the U.S. federal securities laws. Please refer to the section of the SAI entitled “Conduct of the Business— Derivative and Direct Claims of Shareholders” for more information.

If you have any questions, please contact me at (212) 850-1703 or MaryEllen McLaughlin at (617) 385-9540.

Sincerely,

Joseph D’Alessandro Assistant Secretary
Columbia Credit Income Opportunities Fund